FOR IMMEDIATE RELEASE
                                                                    May 26, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500

           Advantest Announces Amendments to Articles of Incorporation

Tokyo - May 26, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to submit to its shareholders a proposal to amend its Articles of Incorporation. The proposal will be made at the Company's 64th ordinary general meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2006.

1.   Reason for amendments:

(1) The Company proposes to amend Article 20 (Term of Office of Director) of the present Articles of Incorporation to shorten the term of office of directors from two years to one year. Based on this amendment, the Company aims to clarify directors' management responsibilities and to establish a management system that is capable of quickly responding to changes in management environments. In addition, the Company proposes to include a provision in the Supplementary Provisions to the Articles of Incorporation to clearly state the term of office of the directors elected at the 63rd ordinary general meeting of shareholders of the Company held on June 28, 2005.

(2) The Company proposes to amend the following provisions in response to the enforcement of the Company Law (Law No. 86 of 2005) on May 1, 2006:

     (a) The Company Law allows distributions of retained earnings pursuant to approval by the Board of Directors if the Articles of Incorporation so provide. Accordingly, the Company proposes adding Article 42 (Organ to Decide Distribution of Retained Earnings, etc.) as described in the Proposed Amendment, amending Article 38 (Dividends) of the present Articles of Incorporation and deleting Article 6 (Acquisition of Treasury Shares) and Article 39 (Interim Dividends) of the present Articles of Incorporation. In this manner, the Company aims to implement a capital policy that is responsive to changes in management environments. Based on the foregoing amendments, the distributions of retained earnings, etc. will be determined by a resolution of the Board of Directors.

     (b) As the restrictions limiting the place at which the general meeting of shareholders can be held have been abolished, the Company proposes to delete Paragraph 2 of Article 13 (Convocation of General Meeting of Shareholders) of the present Articles of Incorporation.

     (c) As the Company Law allows the Board of Directors to approve resolutions in writing, if the Articles of Incorporation so provide, the Company proposes to add Paragraph 4 to Article 22 (Convocation Notice and Resolutions of the Board of Directors) of the present Articles of Incorporation. The purpose of this amendment is to enable more prompt management decisions.

     (d) Under the Company Law, the Company may enter into contracts with its outside corporate auditors to limit their liabilities. Accordingly, the Company proposes to add Paragraph 2 to Article 36 (Exemption of Corporate Auditors' Liabilities) of the present Articles of Incorporation. Based on such indemnification of their liabilities to a reasonable extent, auditors would be able to fulfill their expected roles to the maximum extent and, in addition, the Company may retain outstanding individuals as auditors.

     (e) Under the Company Law, the Company may, if the Articles of Incorporation so provide, impose restrictions on the rights concerning share certificates constituting less than one unit of shares. Accordingly, the Company proposes to add Article 8 (Rights Concerning Shares Constituting Less than One Unit of Shares) as set forth in the Proposed Amendment.

     (f) The Company proposes to amend Article 16 (Restriction on Voting by Proxy) of the present Articles of Incorporation to limit the number of proxies who may exercise voting rights at a general meeting of shareholders to one proxy per shareholder.

     (g) Under the Company Law, the Company may, if the Articles of Incorporation so provide, deem to have provided the shareholders with reference documents for the general meeting of shareholders by disclosing such documents through the Internet . Accordingly, the Company proposes to add Article 14 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.) as set forth in the Proposed Amendment.

     (h) The Company proposes to change expressions and terms in the present Articles of Incorporation to be consistent with the provisions of the Company Law.

(3) The Company proposes to add Paragraph 2 to Article 26 (Exemption of Directors' Liabilities) of the present Articles of Incorporation to enable the Company to enter into contracts with its outside directors with a view to limiting such outside director's liabilities. Accordingly, based on such indemnification of their responsibilities to a reasonable extent, outside directors may play their expected roles to the maximum extent and, in addition, the Company may retain outstanding individuals as outside directors. The Company has obtained the consent from each of the corporate auditors with respect to the proposed addition of this paragraph.

(4) The Company proposes to amend Article 28 (Number of Corporate Auditors) of the present Articles of Incorporation to increase the maximum number of corporate auditors that can be appointed from four to five in order to strengthen the Company's auditing function.

(5) The Company proposes to make other necessary amendments and re-numbering of articles resulting from additions and deletions of the provisions.

2.   Details of proposed amendments:

     The  details of the proposed amendments are as follows:


                                                             (Changes (including deletions) are underlined.)

---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------

Article 4.     (Method of Public Notice)                   Article 4.    (Method of Public Notice)
       The Company makes public notice by electronic              The method of the Company's public notice
       ---------------------------------------------              -----------------------------------------
means; provided that it may do so in the Nikkei, in the    shall be electronic method; provided that it may do
------                                                     ---------------------------
event that the Company is unable to make electronic        so in the Nikkei, in the event that the Company is
                                    ---------------
announcements due to unforeseen circumstances or other     unable to use electronic method due to accident or
------------------------------------------------------               ----------------------------------------
unavoidable and valid reasons.                             other unavoidable reasons.
-----------------------------                              -------------------------
                                                          2


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
Article 5.     (Total Number of Shares  Authorized to be   Article 5.     (Total Number of Issuable Shares)
                                ------------------------                                   ----------------
Issued)                                                           The total number of the Company's issuable
-------                                                                               ----------------------
       The total number of shares authorized to be         shares shall be two hundred and twenty million
                           -----------------------         ------
issued by the Company shall be two hundred and twenty      (220,000,000) shares.
---------------------
million (220,000,000) shares; provided, however, that in
                              --------------------------
the case of redemption of shares of the Company, the
----------------------------------------------------
corresponding amount of shares redeemed shall be
------------------------------------------------
decreased therefrom.
--------------------

Article 6.     (Acquisition of Treasury Shares)                                  (Deleted)
----------------------------------------------
       The Company may acquire treasury shares by
-------------------------------------------------
resolution of the Board of Directors pursuant to Article
--------------------------------------------------------
211-3, Paragraph 1, Clause 2 of the Commercial Code.
----------------------------------------------------

Article 7.     (Denomination of Share Certificates)        Article 6.     (Issuance  of  Share  Certificates  and
        --      ----------------------------------                 --       -------------------------------------
       The denominations of the share certificates         Their Denominations)
                                                           -------------------
issued by the Company shall be determined in accordance    1.     The Company shall issue share certificates
with the                       ----------                  -------------------------------------------------
Share Handling Regulations to be prescribed by the Board   representing its shares.
                                                           ------------------------
of Directors.                                              2.     The denominations of the share certificates
                                                           --
                                                           issued by the Company shall be determined in
                                                           accordance with the Share Handling Regulations to be
                                                           prescribed by the Board of Directors.

Article 8.    (Number of Shares and Not to Issue Share     Article 7.    (Number of Shares Constituting One Unit
        --                      ----------------                   --                      ---------------------
Certificates Constituting Less Than One Full Unit)         of Shares and Non-issuance of Share Certificates
                                                           --------------------------
1.     The number of shares constituting one unit of       Constituting Less Than One Unit of Shares)
                            ------------------------
shares of the Company shall be one hundred (100) shares.   1.     The number of shares of the Company
---------------------                                                                  --------------
2.     The Company shall not issue any certificate for     constituting one unit of shares shall be one hundred
                                       ---------------     -------------------------------
shares constituting less than one full unit of shares      (100) shares.
------
(hereinafter referred to as "shares constituting less      2.     Notwithstanding the provisions of the
-----------------------------------------------------             -------------------------------------
than one full unit"), unless the Share Handling            preceding article, the Company shall not issue any
--------------------                                       ------------------
Regulations provide otherwise.                             share certificates constituting less than one unit of
                                                           ------------------
                                                           shares, unless the Share Handling Regulations provide
                                                           otherwise.

                   (Newly introduced)                      Article 8.    (Rights Concerning Shares Constituting
                                                           ----------------------------------------------------
                                                           Less Than One Unit of Shares)
                                                           ----------------------------------
                                                                  Shareholders (including beneficial
                                                                  ----------------------------------
                                                           shareholders, hereinafter the same) of the Company
                                                           --------------------------------------------------
                                                           may not exercise his/her rights relating to the shares
                                                           ------------------------------------------------------
                                                           constituting less than one unit of shares that such
                                                           ---------------------------------------------------
                                                           shareholder holds other than those rights listed below
                                                           ------------------------------------------------------
                                                           or specified in these Articles of Incorporation:
                                                           ------------------------------------------------
                                                           (1) Each of the rights provided in Article 189
                                                           ----------------------------------------------
                                                           Paragraph 2 of the Company Law;
                                                           -------------------------------
                                                           (2) The right to make a request pursuant to the
                                                           -----------------------------------------------
                                                           provisions of Article 166, Paragraph 1 of the Company
                                                           ----------------------------------------------------
                                                           Law; and
                                                           --------
                                                           (3) The right to receive an allocation of offered
                                                           -------------------------------------------------
                                                           shares and offered stock acquisition rights pursuant
                                                           ----------------------------------------------------
                                                           to the number of shares held by the
                                                           -----------------------------------

                                                          3


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
                                                           shareholder.
                                                           ------------

Article 9.    (Additional Sales of Shares Constituting     Article 9.    (Additional Purchases of Shares
                          -----                                                      ---------
Less Than One Full Unit)                                   Constituting Less Than One Unit of Shares)
              ----                                                                         ----------
       A holder of shares of the Company (including a             A shareholder of the Company may, pursuant to
       ------------------                 -----------             -------------                     -----------
beneficial holder of shares of the Company, hereinafter    the provisions of the Share Handling Regulations,
-------------------------------------------------------    ---
each a "Shareholder") constituting less than one full      request that the Company sell to such shareholder the
-----------------------------------------------------                                       ----------------
unit may, in accordance with provisions of the Share       number of shares that will constitute one unit
----      ------------------
Handling Regulations, request the Company to sell to the   of shares when added to the number of shares
                                                     ---   -------------------------------------
Shareholder the number of shares that will constitute      constituting less than one unit of shares held
-----------                                                                                --------------
one full unit together with his/her shares constituting    by him/her.
              ---------------------                        -----------
less than one full unit.
              ----

Article 10.    (Share Handling Regulations)                Article 10.    (Share Handling Regulations)

       The registration of transfer of shares, the                Matters related to the handling of shares of
       -------------------------------------------
registration on the Beneficial Shareholders' Register in   the Company and fees therefor, other than those
--------------------------------------------------------                                  ----------------
writing or digitally, the purchase and the additional      provided for in laws and regulations or in these
-----------------------------------------------------      ------------------------------------------------
sales of shares constituting less than one full unit,      Articles of Incorporation, shall be governed by the
-----------------------------------------------------      -------------------------
and other matters related to the handling of shares of     Share Handling Regulations to be prescribed by the
---------
the Company and fees therefor shall be governed by the     Board of Directors.
Share Handling Regulations to be prescribed by the Board
of Directors.


Article 11.    (Transfer Agent)                            Article 11.    (Share Registration Agent)
                ---------------                                            -------------------------
1.     The Company shall have a transfer agent for its     1.     The Company shall have a share registration
                              ------------------------                                   --------------------
shares.                                                    agent.
-------                                                    ------
2.     The transfer agent and its handling office shall    2.     Share registration agent and the location
       ------------------                                         ------------------------     ------------
be appointed by resolution of the Board of Directors and   of its handling office shall be determined
   ---------                                               ----------------------          ----------
the public notice thereof shall be given.                  by resolution of the Board of Directors and the

3.     The Shareholders' Register of the Company           public notice thereof shall be given.
       -----------------------------------------
(including the Beneficial Shareholders' Register of the    3.     Preparation of, and maintenance and other
-------------------------------------------------------           -----------------------------------------
Company, hereinafter the "Shareholders' Register") and     business concerning, the shareholders' register
-------------------------------------------------------    -----------------------------------------------
the Register for Lost Share Certificates shall be kept     (including beneficial shareholders' register, hereinafter
------------------------------------------------------      --------------------------------------------------------
at the handling office of the transfer agent, and the      the same), register for stock acquisition rights and the
-----------------------------------------------------      --------------------------------------------------------
registration of transfer of shares, the registration on    register for lost share certificates shall be
--------------------------------------------------------   ---------------------------------------------
the Beneficial Shareholders' Register in writing or        commissioned to the share registration agent and shall
---------------------------------------------------        ---------------------------------------------
digitally, the purchase and the additional sales of        not be handled by the Company.
---------------------------------------------------
shares constituting less than one full unit, and other
------------------------------------------------------
matters related to shares shall be handled by the
-------------------------------------------------
transfer agent and shall not be handled by the Company.
--------------


Article 12.    (Record Date)                               Article 12.    (Record Date)
1.     The Company shall deem the shareholders             1.     The Company shall deem the shareholders
registered on the last Shareholders' Register as of        registered on the last shareholders' register as of
March 31 of each year in writing or digitally as those     March 31 of each year in writing or digitally as
shareholders who are entitled to exercise their rights     those shareholders who are entitled to exercise their
at the Ordinary General Meeting of Shareholders            rights at the ordinary general meeting of
concerning the relevant account                            shareholders concerning the relevant fiscal year.
                        -------                                                                 ------------


                                                         4


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
settlement date.
----------------
2.     In addition to the case provided for in the         2.     In addition to the case provided for in the
preceding paragraph, whenever necessary, in accordance     preceding paragraph, whenever necessary, in
with a resolution of the Board of Directors and upon       accordance with a resolution of the Board of
giving prior public notice, the Company may deem the       Directors and upon giving prior public notice, the
shareholders or the registered pledgees registered on      Company may deem the shareholders or the registered
the last Shareholder's Register one certain date in        pledgees of shares registered on the last
                                ---                                 ---------
writing or digitally as those shareholders or the          shareholders' register as of a certain date in
                                                                                  -------
registered pledgees who are entitled to exercise their     writing or digitally as those shareholders or the
rights.                                                    registered pledgees of shares who are entitled to
                                                                               ---------
                                                           exercise their rights.

Article 13.    (Convocation of General Meeting of          Article 13.    (Convocation of General Meeting of
Shareholders)                                              Shareholders)
1.       (omitted)                                         1.       (present provisions maintained)
2.     The General Meeting of Shareholders of the                                (Deleted)
-------------------------------------------------
Company shall be held at the location of the Head Office
--------------------------------------------------------
or at some place adjacent thereto, or in Tokyo.
----------------------------------------------


                   (Newly introduced)                      Article 14.    (Internet Disclosure and Deemed
                                                                      -----------------------------------
                                                           Provision of Reference Documents for General Meeting
                                                           ----------------------------------------------------
                                                           of Shareholders, etc.)
                                                           ----------------------
                                                                  The Company may, in connection with the
                                                                  ---------------------------------------
                                                           convocation of a general meeting of shareholders,
                                                           -------------------------------------------------
                                                           deem the information concerning matters to be stated
                                                           ----------------------------------------------------
                                                           or indicated on the reference documents for a general
                                                           -----------------------------------------------------
                                                           meeting of shareholders, business report, statement
                                                           ---------------------------------------------------
                                                           of accounts and consolidated statement of account to
                                                           ----------------------------------------------------
                                                           have been provided to the shareholders by disclosing
                                                           ----------------------------------------------------
                                                           such information through the Internet pursuant to the
                                                           -----------------------------------------------------
                                                           applicable rules and the Ministerial Ordinance of the
                                                           -----------------------------------------------------
                                                           Ministry of Justice.
                                                           --------------------


Article 14.   (Convener and Chairman of General Meeting    Article 15.    (Convener and Chairman of General
        --                                                         --
of Shareholders)                                           Meeting of Shareholders)
                        (omitted)                                     (present provisions maintained)


Article 15.    (Method of Resolution)                      Article 16.    (Method of Resolution)
        --                                                         --
1.     Unless otherwise provided for by laws and           1.     Unless otherwise provided for by laws and
ordinances or by the Articles of Incorporation, the        regulations or by the Articles of Incorporation,
resolution of the General Meeting of Shareholders shall    resolutions of general meetings of shareholders shall
              ---
be adopted by a majority vote of the total voting rights   be adopted by a majority vote of the total voting
of the shareholders present at the meeting.                rights of the shareholders present at the meeting who
                                                                                                             ---
2.     Special resolutions of a General Meeting of         are entitled to exercise their voting rights.
                                                           ---------------------------------------------
Shareholders set forth in Article 343 of the Commercial    2.     Special resolutions of general meetings of
                          -----------------------------
Code shall be adopted by the affirmative vote of           shareholders set forth in Article 309, Paragraph 2 of
----                                                                                 ---------------------------
two-thirds of the shares of voting stock represented in    the Company Law shall be adopted by the affirmative
           ---------------------------------------------   ---------------
person or by proxy at the meeting, and a quorum for the    vote of two-thirds of the total voting rights of
---------------------------------                                             -----------------------------
meeting shall consist of Shareholders holding at least     shareholders who are entitled to exercise their
              -------                                      -----------------------------------------------
one-third of all the shares of voting stock.               voting rights, and a quorum for the meeting shall
             -------------------------------               -------------
                                                           require the presence of shareholders holding
                                                           --------------------

                                                        5




---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
                                                           at least one-third of the total voting rights.
                                                                                     -------------------


Article 16.    (Restriction on Voting by Proxy)            Article 17.    (Restriction on Voting by Proxy)
        --                                                         --
1.     A shareholder may exercise his/her voting right     1.     A shareholder may exercise his/her voting
by entrusting other shareholder who is entitled to
              ---------------------------------            right by entrusting one proxy, who shall be another
exercise his/her voting right as his/her proxy.                                -------------------------------
                        -----------------------            shareholder, to exercise his/her voting rights.
                                                           -----------                             ------
2.                          (omitted)                      2.     (present provisions maintained)


Article 17.   (Minutes of General Meeting of               Article 18.   (Minutes of General Meeting of
        --                                                         --
Shareholders)                                              Shareholders)

       The substance of proceedings of the General         A summary of proceedings, results and other
       -------------                                       ---------                 -----------------
Meeting of Shareholders and the results thereof shall be   matters required by applicable laws and regulations
                        -----------------------            ---------------------------------------------------
recorded in the minutes in writing or digitally, and the   regarding a general meeting of  shareholders  shall be
                                                 --------  ---------
chairman and the Directors present shall affix their       recorded in the minutes in writing or digitally.
--------------------------------------------------------
names and seals thereto or put their electronic
-------------------------------------------------------
signatures thereon.
-------------------


                   (Newly introduced)                      Article 19.    (Establishment of the Board of
                                                                   -------------------------------------
                                                           Directors)
                                                           ----------
                                                               The Company shall establish the Board of
                                                               ----------------------------------------
                                                           Directors.
                                                           ----------


Article 18.    (Number of Directors)                       Article 20.    (Number of Directors)
        --                                                         --
       The number of Directors of the Company shall be            The number of directors of the Company shall
ten (10) or less.                                          be no more than ten (10).
         -------                                              ------------

Article 19.    (Election of Directors)                     Article 21.    (Election of Directors)
        --                                                         --
1.                            (omitted)                    1.          (present provisions maintained)
2.       For the election of  Directors,  the  attendance  2.          A resolution to elect a director  shall be
         ------------------------------------------------              ------------------------------------------
of the  shareholders  holding  one third (1/3) or more of  made at a meeting  at which the  shareholders  holding
--                                                         ---------------------------
the  voting  rights  of the total  shareholders  shall be  one-third  (1/3) or more of the  voting  rights of all
                        ---------------------------------
required, and the resolution shall be adopted by a         shareholders who are entitled to exercise their
----------------------------                                            ----------------------------------
majority of votes thereof.                                 voting rights, and shall be adopted by a majority of
                                                           -------------------
3.                                 (omitted)               votes thereof.
                                                           3.          (present provisions maintained)


Article 20.    (Term of Office of Director)                Article 22.    (Term of Office of Directors)
        --                                                         --                                -
1.     The term of office of a Director shall expire at    1.     The term of office of a director shall expire
the conclusion of the Ordinary General Meeting of          at the close of the ordinary general meeting of
    ----------                                                    -----
Shareholders held with respect to the last account         shareholders pertaining to the last fiscal year ending
             -----------------             -------                      ----------             ------------------
settlement date within two (2) years after their           within one (1) year after appointment.
---------------                            -----                                     ------------
assumption of office.                                      2.     (deleted)
---------------------
2.     The term of office of a Director elected to fill
-------------------------------------------------------
a vacancy or due to an increase in number of Directors
------------------------------------------------------
shall be the same as the remaining term of the other
----------------------------------------------------
Directors then in office.
-------------------------


Article 21.    (Representative Director and Director       Article 23.    (Representative Directors and
        --                                                         --                             -
with Titles)                                               Directors with Titles)
1.       The Board of Directors shall by its resolution    1.     The Board of Directors shall by its resolution
appoint one or more Representative                         elect one or more representative
-------                                                    -----


                                                        6


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
Directors.                                                 directors.
2.       The  Board of  Directors  may by its  resolution  2.     The Board of Directors may by its resolution elect
elect a Chairman of the Board and a Vice  Chairmen of the  a Chairman of the Board and a Vice Chairman of the Board.
Board.


Article 22.   (Convocation  Notice and Resolutions of the  Article 24.   (Convocation  Notice and  Resolutions of
        --                                                         --
Board of Directors)                                        the Board of Directors)
1.                     (omitted)                           1.     (present provisions maintained)
2.                     (omitted)                           2.     (present provisions maintained)
3.                     (omitted)                           3.     (present provisions maintained)
                   (Newly introduced)                      4.     If a director submits a proposal to
                                                           ------------------------------------------
                                                           resolve a matter that is subject to resolution by the
                                                           -----------------------------------------------------
                                                           Board of Directors and if all the directors (limited
                                                           ----------------------------------------------------
                                                           to those directors who are entitled to participate in
                                                           -----------------------------------------------------
                                                           the resolution of such matter) consent to such
                                                           ----------------------------------------------
                                                           proposal in writing or digitally (except when
                                                           ---------------------------------------------
                                                           any corporate auditor objects such proposal), the
                                                           -------------------------------------------------
                                                           Company shall deem that there was a resolution by the
                                                           -----------------------------------------------------
                                                           Board of Directors adopting such proposal.
                                                           ------------------------------------------


Article 23.   (Regulations of the Board of Directors)      Article 25.   (Regulations of the Board of Directors)
        --                                                         --
                        (omitted)                                     (present provisions maintained)


Article 24.    (Minutes of Meeting of the  Board  of       Article 26.    (Minutes of Meeting of the Board of
        --                                                         --
Directors)                                                 Directors)

       The substance of proceedings of the meeting of             A summary of proceedings, results and other
       -------------                                              ------------              -----------------
the Board of Directors  and the results  thereof shall be  matters required by laws and regulations regarding a
                        ------------------------           ----------------------------------------------------
recorded in the minutes in writing or digitally,  and the  meeting of the Board of Directors shall be recorded
Directors  and  the  Corporate  Auditors  present  at the  in the minutes in writing or digitally, and the
meeting  shall affix their names and seals thereto or put                               ----------
their electronic signatures thereon.                       directors and corporate auditors present at the
                                                           meeting shall affix their names and seals thereto or
                                                           put their electronic signatures thereon.


Article 25.    (Remuneration of Directors)                 Article 27.    (Remuneration, etc. of Directors)
        --                                                         --                    ----
       The amount of remuneration  and that of retirement         Remuneration, bonuses and other financial
       -------------               ----------------------                       ---------------------------
allowance to Directors shall be determined at the          interests received by directors from the Company as
------------                                               ---------------------------------------------------
General Meeting of Shareholders.                           compensation for undertaking their functions
                                                           --------------------------------------------
                                                           ("Remuneration, etc.") shall be determined at a
                                                           ----------------------
                                                           general meeting of shareholders.


Article 26.    (Exemption of Directors' Liabilities)       Article 28.    (Exemption of Directors' Liabilities)
        --                                                         --
       Pursuant to Article 266, Paragraph 12 of the        1.     Pursuant to the provisions of Article 426,
                                                                              ------------------------------
Commercial Code and to the extent permitted by law and     Paragraph 1 of the Company Law and to the extent
                                                           ------------------------------
regulations, the Company may, by resolution of the Board   permitted by laws and regulations, the Company may,
of Directors, exempt the liabilities of its Directors      by resolution of the Board of Directors, exempt
(including persons who have previously served as the       liabilities of its directors (including persons who
Company's  Directors)  with  respect  to  acts  described  have previously served as the Company's directors)
under Paragraph 1, Clause 5 of the said Article.           for failing to perform their duties.
                                                           ------------------------------------


                                                         7


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
                   (Newly introduced)                      2.     Pursuant to the provisions of Article 427,
                                                           -------------------------------------------------
                                                           Paragraph 1 of the Company Law, the Company may
                                                           -----------------------------------------------
                                                           enter into contracts with its outside directors to
                                                           --------------------------------------------------
                                                           limit their liabilities for a failure to perform
                                                           ------------------------------------------------
                                                           their duties, provided that the maximum amount of
                                                           -------------------------------------------------
                                                           liabilities under such contracts shall be the total
                                                           ---------------------------------------------------
                                                           of the amounts provided in each item of Article 425,
                                                           ----------------------------------------------------
                                                           Paragraph 1 of the Company Law.
                                                           -------------------------------


Article 27.    (Counselors and Advisors)                   Article 29.    (Counselors and Advisors)
        --                                                         --
                        (omitted)                                     (present provisions maintained)


                   (Newly introduced)                      Article 30.    (Corporate  Auditors  and the Board of
                                                           -----------------------------------------------------
                                                           Corporate Auditors)
                                                           -------------------
                                                               The Company shall have corporate auditors and the
                                                               -------------------------------------------------
                                                           Board of Corporate Auditors.
                                                           ---------------------------


Article 28.   (Number of Corporate Auditors)               Article 31.    (Number of Corporate Auditors)
        --                                                         --
       The number of  Corporate  Auditors  of the Company      The number of  corporate  auditors  of the Company
shall be four (4) or less.                                 shall be no more than five (5).
         -----------------                                          ---------------------


Article 29.    (Election of Corporate Auditors)            Article 32.    (Election of Corporate Auditors)
        --                                                         --
1.                                (omitted)                1.                   (present provisions maintained)
2.       For the election of Corporate Auditors, the       2.       A  resolution  to elect a  corporate  auditor
         -------------------------------------------                ---------------------------------------------
attendance of shareholders holding not less than one       shall be made at a meeting  at which the  shareholders
-------------                                              ------------------------------------
third (1/3) of the voting rights of the total              holding  one-third  (1/3) or more of the voting rights
                                    ---------
shareholders shall be required, and the resolution shall   of  the  total  shareholders  who  are  entitled  to
--------------------------------------------------                                        ---------------------
be adopted by a majority of votes thereof.                 exercise their voting rights,  and shall be adopted by
                                                           ----------------------------------
                                                           a majority of votes thereof.


Article 30.    (Term of Office of Corporate Auditors)      Article 33.    (Term of Office of Corporate Auditors)
        --                                                         --
1.       The term of office of Corporate Auditors shall    1.     The term of office of a corporate auditor
expire at the conclusion of the Ordinary General Meeting   shall expire at the close of the ordinary general
              ----------
of Shareholders held with respect to the last account      meeting of shareholders pertaining to the last fiscal
                --------------------          -------                              -------------          ------
settlement date within four (4) years after their          year ending within four (4) years after his/her
---------------                             -----          -----------                             -------
assumption of office.                                      appointment.
---------------------                                      -----------
2.       The term of office of a Corporate Auditor         2.     The term of office of a corporate auditor
elected to fill a vacancy of another Corporate Auditor     elected to fill a vacancy of another corporate
who has retired before his/her term of office expires,     auditor, who has retired before such another
                                                                  -                        ------------
shall be the same as the remaining term of office of the   corporate auditor term of office expires, shall be
         ----------- -----------------------------------   -----------------
retired Corporate Auditor.                                 until the term of office of such predecessor would
--------------------------                                 --------------------------------------------------
                                                           expire.
                                                           -------


Article 31.    (Standing Corporate Auditor)                Article 34.    (Standing Corporate Auditor(s))
        --                                                         --                                ---
       Corporate Auditors shall by their mutual vote           The  Board  of  Corporate  Auditors  shall by its
       ------------------       --------------------           -------------------------------------------------
appoint Standing Corporate Auditor(s).                         resolution elect standing corporate auditor(s).
-------                                                        -----------------


Article 32.    (Convocation Notice of the Board of         Article 35.    (Convocation Notice of the Board of
        --                                                         --
Corporate Auditors and Resolution Thereof)                 Corporate Auditors and Resolution Thereof)
and                                                        and
Article 33.    (Regulations  of the  Board  of  Corporate  Article 36.    (Regulations  of the Board of Corporate
        --                                                         --
Auditors)                                                  Auditors)


                                                          8


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
                        (omitted)                                     (present provisions maintained)

Article 34.    (Minutes   of  Meeting  of  the  Board  of  Article 37.    (Minutes  of  Meeting  of the  Board of
        --                                                         --
Corporate Auditors)                                        Corporate Auditors)
       The  substance  of  proceedings  of the meeting of         A summary of proceedings, results and other
       --------------                      ---                    ---------                 -----------------
the Board of Corporate  Auditors and the results  thereof  matters required by applicable laws and regulations
                                 ------------------------  ---------------------------------------------------
shall  be   recorded   in  the   minutes  in  writing  or  regarding a meeting of the Board of Corporate
                                                           ---------
digitally,  and the  Corporate  Auditors  present  at the  Auditors shall be recorded in the minutes in writing meeting  shall affix their names and seals thereto or put  or digitally, and the corporate auditors present
                                                              ----------
their electronic signatures thereon.                       at the meeting shall affix their names and seals
                                                           thereto or put their electronic signatures thereon.


Article 35.    (Remuneration of Corporate Auditors)        Article 38.    (Remuneration, etc. of Corporate
        --                                                         --                    ----
       The amount of remuneration and that of retirement   Auditors)
       -------------              ----------------------
allowance to Corporate  Auditors  shall be  determined at         Remuneration, etc. of corporate auditors shall
-------------                                                     ---------------------
the General Meeting of Shareholders.                       be determined at a general meeting of shareholders.


Article 36.   (Exemption of Corporate Auditors'            Article 39.    (Exemption of Corporate Auditors'
        --                                                         --
Liabilities)                                               Liabilities)
       Pursuant to Article 280, Paragraph 1 of the         1.     Pursuant to the provisions of Article 426,
                   --------------------------------        -                                    ------------
Commercial Code and to the extent permitted by law and     Paragraph 1 of the Company Law and to the extent
---------------                                            ------------------------------
regulations, the Company may, by resolution of the Board   permitted by laws and regulations, the Company may,
of Directors, exempt the liabilities of its Corporate      by resolution of the Board of Directors, exempt the
Auditors (including persons who have previously served     liabilities of its corporate auditors (including
as the company's Corporate Auditors).                      persons who have previously served as the Company's
                   (Newly introduced)                      corporate auditors) for failing to perform their
                                                                               ----------------------------
                                                           duties.
                                                           -------
                                                           2.     Pursuant to the provisions of Article 427,
                                                           -------------------------------------------------
                                                           Paragraph 1 of the Company Law, the Company may
                                                           -----------------------------------------------
                                                           enter into contracts with its outside corporate
                                                           -----------------------------------------------
                                                           auditors to limit their liabilities for a failure to
                                                           ----------------------------------------------------
                                                           perform their duties, provided that the maximum
                                                           -----------------------------------------------
                                                           amount of liabilities under such contracts shall be
                                                           ---------------------------------------------------
                                                           the total of the amounts provided in each item of
                                                           -------------------------------------------------
                                                           Article 425, Paragraph 1 of the Company law.
                                                           --------------------------------------------

                   (Newly introduced)                      CHAPTER VI.  ACCOUNTING AUDITOR(S)
                                                           ----------------------------------
                                                           Article 40.    Accounting Auditor(s))
                                                           -------------------------------------
                                                                  The Company shall have accounting auditor(s).
                                                                  ---------------------------------------------


CHAPTER VI.  ACCOUNTING                                    CHAPTER VII.  ACCOUNTING
        --                                                         ---
Article 37.   (Business Year)                              Article 41.    (Fiscal Year)
        --     --------                                            --      ------
       The business  year of the Company shall be one (1)         The fiscal year of the Company shall be one
           --------                                                   ------
year  starting  from  April 1 of each year and  ending on  (1) year starting from April 1 of each year and

March 31 of the following  year and the last day of each   ending on March 31 of the following year.
                                ------------------------
business year shall be the account settlement date.
---------------------------------------------------


                   (Newly introduced)                      Article 42.    (Organ to Decide Distribution of
                                                           -----------------------------------------------


                                                          9


---------------------------------------------------------- -------------------------------------------------------
                     Present Article                                         Proposed Amendment
---------------------------------------------------------- -------------------------------------------------------
                                                           Retained Earnings, etc.)
                                                           ------------------------
                                                                  Unless otherwise provided for in laws and
                                                                  -----------------------------------------
                                                           regulations, the Board of Directors may, by its
                                                           -----------------------------------------------
                                                           resolution, decide the matters, such as distribution
                                                           ----------------------------------------------------
                                                           of retained earnings, that are provided in each item
                                                           ----------------------------------------------------
                                                           of Article 459, Paragraph 1 of the Company Law.
                                                           -----------------------------------------------


Article 38.    (Dividends)                                 Article 43.    (Record Date for Distribution of
        ---                                                -----------------------------------------------
       Dividends  of the  Company  shall  be paid to the   Surplus)
       -------------------------------------------------   --------
shareholders  or registered  pledgees  registered on the   1.     The record date for the distribution of
--------------------------------------------------------   ----------------------------------------------
last Shareholders' Register as of March 31, of each year   fiscal-year-end dividends of the Company shall be
--------------------------------------------------------   -------------------------------------------------
in writing or digitally.                                   March 31 of each year.
------------------------                                   ----------------------
                   (Newly introduced)                      2.     The record date for the distribution of an
                                                           -------------------------------------------------
                                                           interim dividend of the Company shall be September 30
                                                           -----------------------------------------------------
                                                           of each year.
                                                           -------------
                   (Newly introduced)                      3.     In addition to the record dates set forth in
                                                           ---------------------------------------------------
                                                           the preceding two paragraphs, the Company may
                                                           ---------------------------------------------
                                                           distribute retained earnings by setting a record date.
                                                           ------------------------------------------------------

Article 39.    (Interim Dividends)                                               (Deleted)
---------------------------------
       The Company may, by resolution of the Board of
       ----------------------------------------------
Directors, make such cash distribution as provided for
------------------------------------------------------
in Article 293-5 of the Commercial Code (hereinafter
----------------------------------------------------
called "interim dividends") to the shareholders or
--------------------------------------------------
registered pledgees registered on the last Shareholders'
--------------------------------------------------------
Register as of September  30, of each year in writing or
--------------------------------------------------------
digitally.
----------


Article 40.   (Effective Period for Dividend Payment)      Article 44.    (Expiration for Dividend Payment)
        --               ------                                    ---    -----------
       If the dividends or interim  dividends  should not         If the asset to be distributed as dividends is
          -----------------------------------------------         ----------------------------------------------
be received within three (3) years after the commencing    cash and if such cash is not received within three
--                                           ----------    --------    ----------------
date of the payment thereof, the Company shall be (3)      years after the date on which the Company
-----------                                                                -------------------------
released from the obligation to make such payment.         commenced payment thereof, the Company shall be
                                                           ---------
                                                           released from the obligation to make such payment.

                   (Newly introduced)                      (Supplementary Provisions)
                                                            ------------------------
                                                           1.     Notwithstanding the provisions of Article 22
                                                           ---------------------------------------------------
                                                           (Term of Office of Directors), the term of office of
                                                           ----------------------------------------------------
                                                           the directors elected at the 63rd ordinary general meeting
                                                           ----------------------------------------------------------
                                                           of shareholders held on June 28, 2005 shall expire at
                                                           -----------------------------------------------------
                                                           the close of the 65th ordinary general meeting of
                                                           -------------------------------------------------
                                                           shareholders to be held in 2007.  This supplementary
                                                           ----------------------------------------------------
                                                           provision shall be deleted as of the close of the
                                                           -------------------------------------------------
                                                           65th ordinary general meeting of shareholders to be
                                                           ---------------------------------------------------
                                                           held in 2007.
                                                           -------------

---------------------------------------------------------- -------------------------------------------------------

3.   Schedule

(1)  The date of the general meeting of shareholders
     for the amendment of the Articles of Incorporation:     June 27, 2006

(2)  Effective date of the amendment of the Articles
     of Incorporation:                                       June 27, 2006








                                                        11